Page 1 of 11


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             A Novo Broadband, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00182P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Russell S. Berman, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 479-6000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 11)

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00182P104               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A Novo Americas LLC 13-4128300
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        6,799,880
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            881,650
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,799,880
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,681,530
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00182P104               SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A Novo S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,681,530
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,799,880
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,681,530
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 ("Common Stock"), of A Novo Broadband, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3015 Greene Street, Hollywood, FL 33020.

Item 2. Identity and Background.

      (a) This statement is filed by A Novo Americas LLC ("A Novo"), a Delaware limited liability company, and A Novo S.A., a French societe anonyme ("AN France") whose securities are listed on the Paris Stock Exchange. The activities of A Novo are governed by the vote of its managers. The managers of A Novo are Daniel Auzan, Louis Brunel and Henri Triebel. The executive managers of A Novo are Louis Brunel and Henri Triebel. AN France is the sole member of A Novo. The members of AN France's Supervisory Board are Daniel Auzan, Andre Kudelski, Daniel Thieriet, Pergo Holdings Ltd. and Emmanuele Ugolini. The directors and executive officers of AN France are Jean-Francois Dermagne, Luc Vancayzeele and Henri Triebel. On November 18 2001, by agreement effective July 31, 2001, AN France became the sole member of A Novo.

      The address of A Novo is c/o Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, NY 10036. The address of AN France is 16 rue Joseph Cugnot, Z.I. de Bracheux, 60000 Beauvais, France.

      (b) The names and addresses of the executive managers and managers of A Novo are as follows:

                  Name                          Address
                  ----                          -------

                                                13 route de Zaehringen
                  Daniel Auzan                  1700 Fribourg, Switzerland

                                                3015 Greene Street
                  Louis Brunel                  Hollywood, Florida 33020

                  Henri Triebel                 c/o A Novo SA
                                                31, rue des Peupliers
                                                F-92660 Boulogne cedex
                                                France

      The names and addresses of the members of the Supervisory Board of AN France are as follows:

                  Name                          Address

                  Directors-Supervisory Board

                  Daniel Auzan                  13 route de Zaehringen
                                                1700 Fribourg, Switzerland

                  Andre Kudelski                c/o Kudelski SA
                                                Route de Geneve 22
                                                1033 Cheseaux
                                                Switzerland

                  Daniel Thieriet               c/o A Novo SA
                                                31, rue des Peupliers
                                                F-92660 Boulogne cedex
                                                France

                  Emanuele Ugolini              BP 1217
                                                Douala, Cameroon

                  Pergo Holdings Ltd.           P.O. Box No. 3720
                                                Nassau, Bahamas

                  Members of the Board of
                  Directors & Executive Officers

                  Henri Triebel                 c/o A Novo SA
                                                31, rue des Peupliers
                                                F-92660 Boulogne cedex
                                                France

                  Luc Vancayzeele               c/o A Novo SA
                                                31, rue des Peupliers
                                                F-92660 Boulogne cedex
                                                France

                  Jean-Francois Dermagne        c/o A Novo SA
                                                31, rue des Peupliers
                                                F-92660 Boulogne cedex
                                                France

      (c) A Novo engages in no active business other than acting as a holding company with respect to the shares of the Issuer's Common Stock.

            AN France uses its own technologically advanced facilities and processing know-how to diagnose, upgrade, recondition and repair large quantities of high-tech electronic equipment for payment terminals and for video communications, telecommunications and information technology applications. Its services are marketed chiefly to systems operators and equipment manufacturers who have recurring high-volume equipment maintenance requirements.

            Mr. Auzan is the President of the Supervisory Board of AN France.

            Mr. Brunel is the President and Chief Executive Officer of the Issuer, whose address is provided in Item 1 above.

            Mr. Kudelski is a member of the Supervisory Board of AN France. Mr. Kudelski is a principal of Kudelski S.A., a holding company with several subsidiaries transacting business under the name Nagra (or a variation thereof) offering products and services ranging from pay television systems to audio tape recorders. The address of Kudelski S.A. is Route de Geneve 22, 1033 Cheseaux, Switzerland.

            Mr. Thieriet is a member of the Supervisory Board of AN France.

            Mr. Ugolini is Vice-President and a member of the Supervisory Board of AN France.

            Pergo Holdings Limited is a member of the Supervisory Board of AN France.

            Mr. Triebel is the Chairman of the Board of Directors of AN France.

            Mr. Dermagne is a member of the Board of Directors of AN France and the Chief Financial Officer of AN France.

            Mr. Vancayzeele is a member of the Board of Directors of AN France and General Secretary of AN France.

      (d)-(e) During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Brunel is a Canadian citizen. Messrs. Auzan, Dermagne, Thieriet, Triebel, Vancayzeele and Ugolini are French citizens. Mr. Kudelski is a Swiss citizen. Pergo Holdings Limited is a limited company organized under the Bahamas Commonwealth law.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to an Investment Agreement (the "Investment Agreement") dated as of August 4, 2000, (which was executed and became effective on August 7, 2000) between the Issuer and A Novo, A Novo, purchased 3,040,666 shares of Common Stock from the Issuer in a private transaction for cash consideration of $12,000,000. The source of the funds used to purchase such shares of Common Stock was A Novo's capital contributed to it by its members.

      Pursuant to a Bridge Loan Agreement dated as of August 29, 2001, (which was executed and became effective on November 18, 2001) as amended by letters dated December 13, 2001 and December 14, 2001, (the "Bridge Loan Agreement") AN France loaned to A Novo, and A Novo then loaned to the Issuer, the sum of $4.97 million with interest at 8%. Pursuant to the terms of the Bridge Loan Agreement, AN France has the right to cause A Novo to convert the balance of the loan (including accrued interest) owed by the Issuer to A Novo into Common Stock of the Issuer at a conversion price of $1.40 per share (a maximum of 3,786,640 shares as of December 14, 2001, based on a loan balance of $ 5.30 million as of that date). Concurrently with such conversion, AN France will contribute to the capital of A Novo the balance (including interest) of the loan owed by A Novo to AN France. The source of the funds used to finance the loans was working capital of AN France. The loans are due on January 30, 2002.

Item 4. Purpose of Transaction.

      A Novo has acquired shares of Common Stock as an active investment and, initially, to obtain control of the Issuer. Pursuant to the Investment Agreement, on August 7, 2000, all of the directors of the Issuer other than Bob Binsky resigned, and Daniel Auzan, Pierre Brodeur, Louis Brunel, Andre Kudelski and Henri Triebel (all of whom were at the time managers of A Novo) were appointed to the Issuer's board of directors. Mr. Auzan was elected Chairman of the Board of Directors. Mr. Kudelski did not seek election to an additional term as director, and his term as a director ended at the Annual Meeting of the Shareholders held on February 14, 2001. Mr. Brodeur resigned as a manager of A Novo in December 2000. Mr. Kudelski resigned as a manager of A Novo effective as of July 31, 2001.

      In connection with A Novo's initial investment in the Issuer, Mr. Brunel was elected President and Chief Executive Officer of the Issuer, and Bob Binsky relinquished his position as Chairman and Chief Executive Officer of the Issuer. Mr. Binsky was retained by the Issuer as its Chief Development Officer under a five-year employment contract.

      Also in connection with A Novo's initial investment in the Issuer, A Novo, Mr. Binsky and the Issuer entered into a Shareholders Agreement dated as of August 4, 2000 (the "Shareholders Agreement"), pursuant to which, among other things, Mr. Binsky agreed that, upon A Novo's request, he will vote all shares of Common Stock held by him in the same manner as A Novo votes its shares of Common Stock, and, consistent with A Novo's request, will cause his shares of Common Stock (i) to be present and represented at, or absent from, any regular or special meeting of the Issuer's shareholders, (ii) to be voted or not voted at any such meeting in favor of or against any proposal submitted to a vote of shareholders, and (iii) to be voted or not voted by written consent in favor of any action of shareholders to be effected by written consent.

      Under the Shareholders Agreement, A Novo agreed to use its best efforts to cause Mr. Binsky to be included in management's slate of nominees for election as a director of the Issuer (and vote all shares of Common Stock held by A Novo in favor of his election as a director), for so long as Mr. Binsky is employed by the Issuer and owns 5% of the shares of Common Stock on a fully-diluted basis.

      On February 14, 2001, the Issuer reincorporated in Delaware and changed its name from Cable Link, Inc. to A Novo Broadband, Inc.

      Pursuant to the Amended and Restated Operating Agreement of A Novo ("Restated Operating Agreement"), dated as of July 31, 2001 (which was executed and became effective on November 18, 2001), AN France became the sole member of A Novo. Prior to the adoption of the Restated Operating Agreement, each member of A Novo (other than AN France) was entitled to make additional capital contributions to A Novo. The Restated Operating Agreement provided that (i) these members would forego their rights to make additional capital contributions, (ii) their initial capital contributions would be redeemed with shares of the Issuer's Common Stock and (iii) A Novo would grant to each of them a two year option to purchase additional shares of the Issuer's Common Stock from A Novo at $3.95 per share. The shares and options were distributed as follows:

         Name                              Shares                   Options
         ----                              ------                   -------

         Pierre Brodeur                    4,372                    37,129
         Louis Brunel                      2,981                    25,316
         Achille Delahaye                  4,173                    35,443
         Michel Guignot                    4,173                    35,443
         Kudelski, S.A.                    5,962                    50,633
         Pergo Holdings Limited            5,366                    45,570
         Vesta Finances                    398                      3,377
                                           ---                      -----
         Total                             27,426                   232,911

      AN France made the loan pursuant to the Bridge Loan Agreement to enable the Issuer to purchase the assets constituting the equipment repair business of Broadband Services, Inc., in August 2001.

Item 5. Interest in Securities of the Issuer.

      (a) As a result of the transactions described above, A Novo may be deemed to be the beneficial owner of 7,681,530 shares of Common Stock, representing approximately 83.3% of the issued and outstanding shares of the Issuer's Common Stock, consisting of (i) 3,013,240 shares of Common Stock owned directly by A Novo, (ii) an estimated 3,786,640 shares of Common Stock issuable on conversion of the loan outstanding pursuant to the Bridge Loan Agreement, and (iii) 881,650 shares of

Common Stock held by Bob Binsky, which shares, pursuant to the Shareholders Agreement, must be voted by Mr. Binsky as directed by A Novo. The 881,650 shares of Common Stock held by Mr. Binsky include shares of Common Stock that are the subject of currently exercisable options and warrants.

      AN France, as the sole member of A Novo, may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by A Novo.

      (b) A Novo has sole voting and dispositive powers with respect to the 6,799,880shares of Common Stock held by it and possesses shared voting power with respect to the 881,650 shares of Common Stock held by Bob Binsky. AN France, as the sole member of A Novo, may be deemed to indirectly possess (i) shared voting and dispositive powers with respect to the shares of Common Stock held by A Novo and (ii) shared voting power with respect to the shares of Common Stock held by Mr. Binsky.

      (c) As described more fully in Section 3 above, from and after November 29, 2001, pursuant to the Bridge Loan Agreement, AN France has the right to cause A Novo to convert the balance of the loan owed by the Issuer to A Novo into shares of the Issuer's Common Stock at a conversion price of $1.40 per share. The conversion price was initially $3.00 per share which was approximately equal to the average of the closing sales price of the Issuer's Common Stock on the 15 trading days commencing August 30, 2001. On December 14, 2001, the conversion price was reduced to $1.40 per share, (which is greater than the average of the closing sales price of the Issuer's Common Stock on the 10 trading days preceding December 14, 2001 ($1.25)) as a condition of A Novo's agreement to subordinate the loan balance as required to enable the Issuer to obtain a $3 million secured credit facility from a bank.

      (d) No person other than A Novo and AN France has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock held or sold by A Novo.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, A Novo purchased Common Stock from the Issuer pursuant to the Investment Agreement and entered into a Shareholders Agreement with Bob Binsky and the Issuer.

      As described more fully in Item 4 above, the capital contribution of the minority members of A Novo was redeemed in exchange for 27,426 shares of the Issuer's Common Stock. Concurrently with the redemption A Novo granted to the minority members two-year options to purchase a total of 232,911 shares of the Issuer's Common Stock held by A Novo, at a price of $3.95 per share.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

2. Investment Agreement, dated as of August 4, 2000, between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

3. Shareholders Agreement, dated as of August 4, 2000, between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
      Exhibit 10.2 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14,
      2000).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2001               A NOVO AMERICAS LLC

                                       By: /s/ Louis Brunel
                                           ----------------
                                       Name: Louis Brunel
                                       Title: Executive Manager


Dated: December 21, 2001               A NOVO S.A.

                                       By: /s/ Henri Triebel
                                           -----------------
                                       Name: Henri Triebel
                                       Title: Chairman of the Board of Directors

                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

2. Investment Agreement, dated as of August 4, 2000, between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

3. Shareholders Agreement, dated as of August 4, 2000, between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
      Exhibit 10.2 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14,
      2000).

                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of A Novo Broadband, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 21, 2001               A NOVO AMERICAS LLC

                                       By: /s/ Louis Brunel
                                           ----------------
                                       Name: Louis Brunel
                                       Title: Executive Manager


Dated: December 21, 2001               A NOVO S.A.

                                       By: /s/ Henri Triebel
                                           -----------------
                                       Name: Henri Triebel
                                       Title: Chairman of the Board of Directors